Filed Pursuant to Rule 424(b)(3)
    Registration No. 333-223022

OAKTREE REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 2 DATED JUNE 16, 2020
TO THE PROSPECTUS DATED APRIL 30, 2020

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Oaktree Real Estate Income Trust, Inc., dated April 30, 2020 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Oaktree Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to provide an update on our investment portfolio in light of the impacts of COVID-19;

•	to describe our entry into a line of credit from an affiliate of our sponsor, Oaktree Capital Management, L.P. ("Oaktree");

•	to disclose the transaction price for each class of our common stock as of July 1, 2020;

•	to disclose the calculation of our May 31, 2020 net asset value (“NAV”) per share for each share class; and

•	to provide an update on our current public offering (the “Offering”)

Portfolio Update

As of May 31, 2020, our portfolio consisted of $358 million in total fair market value, split 40%, 39% and 21% across multifamily, office and real estate-related debt investments, respectively. We believe our liquidity position remains strong with a modest leverage ratio of 43% and no outstanding borrowings against any of our debt positions. As of May 31, 2020, our cash and tradable securities portfolio represented 14% and 15% of ending NAV, respectively.

Despite ongoing economic disruption, we collected over 93% of rent and interest income for May 2020 compared to 93% the prior month, and thus far June is trending on pace with May collections. Provided below is a further breakdown of key statistics and portfolio developments as of May 31, 2020.

Multifamily Property Investments

•	Percent leased: 91%

•	Rent collection: 95% for May vs. 94% the prior month

•	Payment plans: 3% of tenants

Office Property Investments

•	Percent leased: 88%

•	Rent collection: 89% for May vs. 89% the prior month, with 8% of the uncollected amount for May coming from a single tenant with who the Company is negotiating a temporary rent deferral plan

•	Weighted average remaining lease term: 5.1 years

•	Near-term rollover: all potential renewal activity has been resolved through 2020, and only 5% of total square footage expires in 2021

Real Estate-related Debt Investments

•	Interest income collection: 100% for March, April, May and June

•	Indebtedness secured by our real estate-related debt investments: none

Credit Agreement
On June 5, 2020, the Company entered into a line of credit (the “Credit Agreement”) with Oaktree Fund GP I, L.P. (“Lender”), an affiliate of Oaktree, providing for a discretionary, unsecured, uncommitted credit facility in a maximum aggregate principal amount of $125 million. The Credit Agreement expires on June 30, 2021, subject to one-year extension options requiring Lender approval. Borrowings under the Credit Agreement will bear interest at a rate of the then-current rate offered by a third-party lender, or, if no such rate is available, LIBOR plus 2.25%. Each advance under the Credit Agreement is repayable on the earliest of (i) Lender’s demand, (ii) the stated expiration of the Credit Agreement, and (iii) the date on which Oaktree Fund Advisors, LLC or an affiliate thereof no longer acts as the Company’s investment adviser; provided that the Company will have 180 days to make such repayment in the event of clauses (i) and (ii) and 45 days to make such repayment in the event of clause (iii). To the extent the Company has not repaid all loans and other obligations under the Credit Agreement after a repayment event has occurred, the Company is obligated to apply the net cash proceeds from its public offering and any sale or other disposition of assets to the repayment of such loans and other obligations; provided that the Company will be permitted to (x) make payments to fulfill any repurchase requests pursuant to its share repurchase plan, (y) use funds to close any acquisition of property which the Company committed to prior to receiving a demand notice and (z) make quarterly distributions to its stockholders at per share levels consistent with the immediately preceding fiscal quarter and as otherwise required for it to maintain its REIT status. The Credit Agreement also permits voluntary prepayment of principal and accrued interest without any penalty other than customary LIBOR breakage costs. The Credit Agreement contains customary events of default. As is customary in such financings, if an event of default occurs under the Credit Agreement, Lender may accelerate the repayment of amounts outstanding under the Credit Agreement and exercise other remedies subject, in certain instances, to the expiration of an applicable cure period.
July 1, 2020 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of July 1, 2020 (and repurchases as of June 30, 2020) is as follows:

Transaction Price (per share)
Class S	$10.2782
Class I	$10.3009
Class T	$10.3009
Class D	$10.3009

The transaction price for each of our share classes is equal to such class’s NAV per share as of May 31, 2020. A detailed calculation of the NAV per share is set forth below.

As of May 31, 2020, we had not sold any Class T shares or Class D shares. The transaction price for our Class T and Class D shares is based on our aggregate NAV per share as of May 31, 2020 before assessing stockholder servicing fees. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

May 31, 2020 NAV Per Share
We calculate NAV per share in accordance with the valuation guidelines approved by our board of directors. We generally use our prior month’s NAV per share for the purposes of establishing a price for shares sold in our public offering, as well as establishing a repurchase price for our share repurchase program. Our NAV per share, which is updated as of the last business day of each month, is posted on our website at www.oaktreereit.com and is made available on our toll-free, automated telephone line at 833-OAK-REIT (625-7348). The July 1, 2020 transaction price is being determined based on our NAV as of May 31, 2020. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for important information about how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. The Adviser’s determination of our monthly NAV per share is based in part on annual appraisals of each of our properties by independent third-party appraisal firms in individual appraisal reports reviewed by our independent valuation advisor and monthly update appraisals by our independent valuation advisor (where an independent third-party appraisal firm does not provide an appraisal) in accordance with valuation guidelines approved by our board of directors. Our investments in traded real estate securities are valued monthly by the Adviser using quotations from third party pricing vendors. Our independent valuation advisor prepares monthly appraisals of our real estate related debt investments and property-level debt liabilities.
The following table provides a breakdown of the major components of our total NAV as of May 31, 2020:

Components of NAV	May 31, 2020
Investments in real properties	$282,345,176
Investments in real estate-related securities	75,218,026
Cash and cash equivalents	26,533,298
Restricted cash	3,829,812
Other assets	3,252,376
Debt obligations	(181,224,973)
Accrued performance fee(1)	(1,097,029)
Accrued stockholder servicing fees(2)	(74,092)
Dividend payable	(612,472)
Other liabilities	(8,621,022)
Non-controlling interests in joint ventures	(7,543,148)
Net asset value	$192,005,952
Number of shares outstanding	18,662,164

(1)	Includes accrued performance fee that became payable to the Adviser on December 31, 2019, for which, the Adviser has deferred receipt of until December 31, 2020.
(2)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of May 31, 2020:

NAV Per Share	Class S Shares	Class I Shares	Class T Shares	Class D Shares	Total
Net asset value	$104,758,209	$87,247,743	$—	$—	$192,005,952
Number of shares outstanding	10,192,231	8,469,933	—	—	18,662,164
NAV per share as of May 31, 2020	$10.2782	$10.3009	$—	$—

As of May 31, 2020, we had not sold any Class T shares or Class D shares.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the May 31, 2020 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	6.97%	5.61%
Office	6.75%	6.00%

These assumptions are determined by the Adviser, and reviewed by our independent valuation adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Office Investment Values
Discount Rate	0.25% decrease	1.94%	1.96%
(weighted average)	0.25% increase	(1.94)%	(1.96)%
Exit Capitalization Rate	0.25% decrease	2.91%	2.89%
(weighted average)	0.25% increase	(2.64)%	(2.69)%
The following table provides a breakdown of the major components of our total NAV as of April 30, 2020:

Components of NAV	April 30, 2020
Investments in real properties	$284,529,928
Investments in real estate-related securities	64,921,726
Cash and cash equivalents	24,801,624
Restricted cash	4,287,606
Other assets	3,621,389
Debt obligations	(181,156,506)
Accrued performance fee(1)	(725,042)
Accrued stockholder servicing fees(2)	(65,111)
Dividend payable	(551,432)
Other liabilities	(9,122,197)
Non-controlling interests in joint ventures	(8,120,658)
Net asset value	$182,421,327
Number of shares outstanding	17,934,803

(1)	Includes accrued performance fee that became payable to the Adviser on December 31, 2019, for which, the Adviser has deferred receipt of until December 31, 2020.
(2)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of April 30, 2020:

NAV Per Share	Class S Shares	Class I Shares	Class T Shares	Class D Shares	Total
Net asset value	$92,426,882	$89,994,445	$—	$—	$182,421,327
Number of shares outstanding	9,100,781	8,834,022	—	—	17,934,803
NAV per share as of April 30, 2020	$10.1559	$10.1873	$—	$—

As of April 30, 2020, we had not sold any Class T shares or Class D shares.

Status of Our Current Public Offering

As of the date hereof, we had issued and sold 19,089,501 shares of our common stock (consisting of 10,619,568 Class S shares and 8,469,933 Class I shares; no Class T or Class D shares were issued or sold as of such date) in the Offering. We intend to continue selling shares in the Offering on a monthly basis.